News Release

Asia Pacific Resources Announcement

(Vancouver  B.C.  January 20, 2003) Asia Pacific Resources has announced that the Company is finalizing the studies required to complete its application for a Mining Lease in respect of its Udon mining project in northern Thailand. This follows the approval of the Mineral Resources Bill by both the Thai Senate and Lower House and a ruling by the Thai Constitutional Court that the Bill is not in breach of the constitution.

Asia Pacific Resources has also announced that it is relocating a number of the corporate office functions currently being performed in Vancouver to its office in Bangkok, Thailand, to better support the development of the Udon project, one of the best undeveloped potash projects in the world. In support of its listing on the TSX, the Company will maintain certain auditing and statutory compliance functions in Canada.

“We are concentrating  resources in Thailand in order to more quickly secure the various development approvals required from the Thai authorities and to optimize the review, currently underway, of the economics of a staged project development to allow an accelerated schedule and lower up-front capital expenditure,” said John Bovard, President and CEO.  “The Vancouver office will be closing at the end of January.”

Mr. Bovard also announced that the Company had appointed Mr. Forbes West, Managing Director of The Sherbourne Group, based in Toronto, to conduct its investor relations activities.

Asia Pacific Resources                                    The Sherbourne Group

Suite 2002, Abdulrahim Place                         366 Adelaide St. E. Suite 431

990 Rama IV Road, Silom                              Toronto ON M5A 3X9

Bangrak, Bangkok, 10500

Thailand

(T) 66-2-636-1600                                        T 416 - 203-2200/1-888-655-5535

(F) 66-2-636-1599                                        F 416 - 203 2213

About Asia Pacific Resources

Asia Pacific Resources has identified two large potash deposits, the Udon North and Udon South deposits near Udon Thani in northeast Thailand. In September 1998, the Company completed a feasibility study on the South deposit, which ranks among the highest-grade potash resources in the world. A new study is currently being reviewed and optimized, so that the project's future development will be able to capitalize fully on the inherent competitive strengths of the resource, as well as its location close to the growing potash markets of Asia.

The Company’s shares are listed on the TSX, as well as the Frankfurt and Stuttgart Stock Exchanges under the symbol APQ, and on the OTCBB under the symbol APQCF.

The information provided in this news release may contain forward looking statements within the meaning of the Safe Harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements are based on Asia Pacific resources Ltd.’s current expectations and beliefs and are subject to a number of risks and uncertainty that can cause actual results to differ materially from those described in the forward looking statements.

For further information, contact:

Forbes West at 416-203-2200 or 1-888-655-5532.

forbes@sherbournegroup.ca

www.apq-potash.com